Exhibit (d)(3)(ii)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

BLACKROCK ADVISORS, LLC

Series	Annual Sub-Adviser Fee*
(as a percentage of average daily net assets)
ING BlackRock Global Science and Technology Portfolio	0.50% on first $200 million combined assets 0.425% on next $300 million 0.40% thereafter

*	For purposes of calculating fees under this Agreement, the assets of the Series shall be aggregated with the assets of ING Global Science and Technology Fund, a series of ING Series Fund, Inc., a registered investment company that is not a party to this Agreement. The aggregated assets will be applied to the above schedule and the resulting fee shall be prorated back to these two series and their respective Sub-Adviser based on relative net assets.